Bito Inc.

(a Delaware Corporation)

Reviewed Financial Statements

For the years ended December 31, 2025 and 2024

Financial Statements

Bito Inc.

Table of Contents




Independent Accountant's Review Report

June 18, 2026
To: The Prospective Investors of Shareholders of Bito Inc.
Re: 2025-2024 Financial Statement Review– Bito Inc.
Menlo Park, California

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Bito Inc. , which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Bito Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 18, 2026





Bito Inc.
BALANCE SHEETS
December 31, 2025 and 2024
(Unaudited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	2,139,711	$	3,683,767
Dividend receivable		5,691		3,000
Total Current Assets		2,145,402		3,686,767
Total Assets	$	2,145,402	$	3,686,767
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	190,672	$	129,618
Accrued expenses		61,713		18,143
Loans payable - current		28,648		-
Total Current Liabilities		281,033		147,761
Non-Current Liabilities				
Loans payable - noncurrent		971,352		-
Total Non-Current Liabilities		971,352		-
Total Liabilities		1,252,385		147,761
Stockholders' Equity				
Class B Common Stock, $0.00001 par value; 20,000,000 authorized; 38,250 shares issued and outstanding	$	-	$	-
Series FF Common Stock, $0.00001 par value; 8,500,000 authorized; 8,500,000 shares issued and outstanding		85		85
Series Seed Preferred (PS) Stock, $0.00001 par value; 275,000 authorized; 265,850 shares issued and outstanding		3		3
Additional Paid in Capital		1,547,631		1,424,904
SAFE Notes		8,500,000		7,500,000
Accumulated deficit		(9,154,702)		(5,385,986)
Total Stockholders' Equity		893,017		3,539,006
Total Liabilities and Stockholders' Equity	$	2,145,402	$	3,686,767

The accompanying footnotes are an integral part of these financial statements.

Bito Inc.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Revenues	$ 431,415	$ 349,890
Cost of Revenues	(346,163)	(71,005)
Gross Margin	$ 85,252	$ 278,885
Operating Expenses		
Software development	1,507,153	1,377,732
Salaries and wages	792,123	555,033
Research & development expense	557,125	206,645
Advertising and marketing	450,551	269,387
General and administrative	354,704	181,436
Stock-based compensation	122,727	105,879
Professional services	120,138	89,891
Total Operating Expenses	3,904,521	2,786,003
Other Income/(Expense)		
Other income/expense	(13,619)	6,968
Dividend income	80,839	167,224
Interest expense	(16,667)	-
Total Other Income/(Expense)	50,553	174,192
Net Loss	$(3,768,716)	$(2,332,926)

The accompanying footnotes are an integral part of these financial statements.

Bito Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	Common Stock-Class B		Series FF Common Stock		Series Seed Preferred Stock		Additional Paid in Capital	SAFE Notes	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)	Shares	Value ($ par)				
Balance as of December 31, 2023	38,250	$ -	8,500,000	$ 85	265,850	$ 3	$ 1,319,025	$ 5,000,000	$ (3,053,060)	$ 3,266,053
Issuance of SAFE Notes	-	-	-	-	-	-	-	2,500,000	-	2,500,000
Stock Based Compensation	-	-	-	-	-	-	105,879	-	-	105,879
Net loss	-	-	-	-	-	-	-	-	(2,332,926)	(2,332,926)
Balance as of December 31, 2024	38,250	$ -	8,500,000	$ 85	265,850	$ 3	$ 1,424,904	$ 7,500,000	$ (5,385,986)	$ 3,539,006
Issuance of SAFE Notes	-	-	-	-	-	-	-	1,000,000	-	1,000,000
Stock Based Compensation	-	-	-	-	-	-	122,727	-	-	122,727
Net loss	-	-	-	-	-	-	-	-	(3,768,716)	(3,768,716)
Balance as of December 31, 2025	38,250	$ -	8,500,000	$ 85	265,850	$ 3	$ 1,547,631	$ 8,500,000	$ (9,154,702)	$ 893,017

The accompanying footnotes are an integral part of these financial statements.

Bito Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (3,768,716)	$ (2,332,926)
Adjustments to reconcile net loss to net cash provided by operations:		
Stock-based compensation	122,727	105,879
Dividend income	(167,224)	(80,839)
Changes in operating assets and liabilities:		
Accounts payable	61,054	(17,567)
Accrued expenses	43,570	(13,743)
Net cash used in operating activities	(3,708,589)	(2,339,196)
Cash Flows from Investing Activities		
Dividend received	164,533	77,839
Net cash generated from investing activities	164,533	77,839
Cash Flows from Financing Activities		
Proceeds from Loans	1,000,000	-
Issuance of SAFE Notes	1,000,000	2,500,000
Net cash provided by financing activities	2,000,000	2,500,000
Net change in cash and cash equivalents	(1,544,056)	238,643
Cash and cash equivalents at beginning of year	3,683,767	3,445,124
Cash and cash equivalents at end of year	$ 2,139,711	$ 3,683,767
Supplemental information		
Interest paid	$ 16,667	$ 13

The accompanying footnotes are an integral part of these financial statements.

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Bito Inc. (the "Company") was incorporated in the State of Delaware on October 14, 2021, and is headquartered in Menlo Park, California. The Company develops artificial intelligence solutions designed to enhance software engineering productivity. The Company's platform provides enterprises with system-wide visibility to support coding, planning, design, and issue resolution, with emphasis on multi-model integration and enterprise privacy controls.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Estimates used in the preparation of the accompanying financial statements include those related to provisions for refunds and chargebacks, equity transactions, and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking and savings account. These balances are carried at face value, which approximates fair value due to their short-term nature.

As of December 31, 2025 and 2024, the Company had $2,139,711 and $3,683,767, respectively, in cash and cash equivalents.

No restrictions are placed on these balances, and they are available for the Company's general use.

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

Dividend Receivable

As of December 31, 2025 and 2024, the Company has recognized dividend receivables amounting to $5,691 and $3,000, respectively. These represent declared dividends that were deposited into the Company's bank accounts and are classified as cash equivalents, given their immediate availability and high liquidity.

Dividend receivables are carried at their declared amount, which approximates fair value due to their short-term nature. Since the funds are already held with the bank, management considers them fully collectible and no allowance has been provided.

Accounts Payable

As of December 31, 2025 and 2024, the Company's accounts payable totaled $190,672 and $129,618, respectively, which are classified as current liabilities. These balances represent obligations to vendors, service providers and a related party for goods and services received in the ordinary course of business.

Included in accounts payable is $123,834 and $87,556 due to a related party as of December 31, 2025 and 2024, respectively, for expenses that were paid directly on behalf of the Company. The related party payables are non-interest bearing, unsecured, and are expected to be settled within the Company's normal operating cycle.

Accounts payable are recorded at cost, which approximates fair value due to their short-term nature. Management evaluates the balances regularly and considers all amounts to be fully payable within agreed terms.

As of December 31, 2025 and 2024, accounts payable are classified as current liabilities in the accompanying financial statements. The Company monitors payment terms and vendor relationships to ensure timely settlement of obligations.

Accrued Expenses

Accrued expenses consist primarily of outstanding credit card balances and payroll liability. Credit card balances represent amounts due to financial institutions for charges incurred prior to year-end, while accrued payroll liability reflect obligations for salaries incurred but not yet paid.

These liabilities are recorded at their contractual amounts, which approximate fair value, and are classified as current due to their short-term nature. Management monitors settlement of these obligations to ensure timely payment and proper liquidity management.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2025, and 2024 the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenues

The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies the following five-step model to its arrangements: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the Company satisfies a performance obligation by transferring control of the promised good or service to the customer.

For the years ended December 31, 2025 and 2024, the Company generates revenues from Software-as-a-Service (SaaS) arrangements, which are primarily sold on a subscription basis. Subscription fees are charged either per developer seat or under usage-based models, depending on the terms of the customer contract. For the years ended December 31, 2024 and 2025, revenues from these subscription arrangements amounted to $431,415 and $349,890, respectively.

Cost of Revenues

Cost of revenues consists of expenses directly attributable to delivering the Company's Software-as-a-Service (SaaS) offerings. These costs primarily include platform hosting and infrastructure expenses, and the consumption of AI tokens utilized in providing code review services.

The Company recognizes cost of revenues in the same period as the related revenue, in accordance with U.S. GAAP. Such costs are presented separately in the statements of operations to provide a clear view of gross margin.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – LOANS PAYABLE

On October 10, 2025, the Company entered into a Loan and Security Agreement with certain venture capital firms, providing access to a loan facility.

On October 15, 2025, the Company executed promissory note agreements with these firms for an aggregate principal amount of $1,000,000. The notes bear interest at 12.50% per annum, with principal and interest payable in accordance with the contractual repayment schedule.

At December 31, 2025, the outstanding loan balance is presented as current and noncurrent liabilities based on the contractual maturities of the repayment schedule. The portion due within twelve months is classified as current, while the remaining balance is classified as noncurrent.

For the year ended December 31, 2025, the Company recognized interest expense of $16,667 related to these notes, recorded in the statements of operations. The below table outlines the total future maturities in the following years.

Year Ending December 31,	Principal Maturities
2026	$28,648
2027	$366,507
2028	$415,546
2029	$189,299
Thereafter	$0
Total	**$1,000,000**

NOTE 4 – EQUITY

Common Stock

In 2024 and 2025, the Company was authorized to issue up to 8,500,000 shares of Class A Common Stock with a par value of $0.00001 per share. As of December 31, 2024 and 2025, no shares were issued or outstanding.

In 2024 and 2025, the Company was authorized to issue up to 20,000,000 shares of Class B common stock with a par value of $0.00001 per share. As of December 31, 2024 and 2025, 38,250 shares were issued and outstanding.

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

In 2024 and 2025, the Company was authorized to issue up to 8,500,000 shares of Series FF stock with a par value of $0.00001 per share. As of December 31, 2024 and 2025, all shares were issued and outstanding.

In 2024 and 2025, the Company was authorized to issue up to 275,000 shares of Preferred stock with a par value of $0.00001 per share. As of December 31, 2024 and 2025, 265,850 shares were issued and outstanding.

SAFE Notes

The Company has entered into Simple Agreements for Future Equity ("SAFE Notes") as a means of financing operations. SAFE Notes represent contracts that provide investors with the right to receive equity in the Company upon the occurrence of specified future events, such as qualified financing or liquidity events. In accordance with applicable accounting guidance, the SAFE Notes have been classified as equity instruments, as they do not contain redemption features or obligations that would require liability treatment.

As of December 31, 2025 and 2024, outstanding SAFE Notes amounted to $8,500,000 and $7,500,000, respectively. Issuances during the year ended December 31, 2025 and 2024 totaled $1,000,000 and $2,500,000, respectively.

Incremental costs directly attributable to the issuance of SAFE Notes, such as legal and advisory fees, are recorded as a deduction from equity in accordance with ASC 340-10-S99-1. No such costs were material in 2024 or 2025.

The SAFE Notes do not accrue interest and have no maturity date. Conversion into equity is contingent upon future financing rounds or other qualifying events, at which time the SAFE holders will be entitled to receive shares based on the terms of the agreements. As of December 31, 2025 and 2024, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2025, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2025 and 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from stockholders and the ability to achieve profitable operations.

Bito Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2025 and 2024
(Unaudited)

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 18, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.